SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Election of Chairman and Appointment of President; and

99.2	List of Directors and their Role and Function.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 21, 2017	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Election of Chairman and Appointment of President

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 4 December 2017 in relation to the resignation of Mr. Wang Zhiqing as Chairman of the board of directors (the “Board”) of the Company, Executive Director of the Company, Chairman of the Strategy Committee, member of the Nomination Committee and President of the Company.

The Board is pleased to announce that the fifth meeting of the Ninth Session of the Board was held on 21 December 2017. At the meeting, the Board considered and approved the election and appointment of Mr. Wu Haijun (“Mr. Wu”) as the Chairman of the Board and the President of the Company (the “Approval”), respectively, with immediate effect. Mr. Wu will also serve as Chairman of the Strategy Committee and a member of the Nomination Committee with immediate effect.

The biography of Mr. Wu is set out below:

Mr. Wu, aged 55, is currently an Executive Director and Deputy Secretary of the Communist Party Committee of the Company. Immediately prior to the Approval, Mr. Wu was a Vice Chairman of the Board (and performed the duties of the Chairman of the Board from 4 December 2017). Mr. Wu’s term of office with the Company will expire in June 2020. The remuneration of Mr. Wu will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting. The Company will disclose the amount of remuneration received by Mr. Wu in the relevant annual reports. Mr. Wu’s remuneration will not be covered in his service contract.

Mr. Wu is also the Chairman and Secretary of the Communist Party Committee of Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”). Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No. 2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. From December 2005 to April 2010, he was Director of the Chemical Business Department of China Petroleum & Chemical Corporation (“Sinopec Corp.”). Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp. from December 2005 to March 2008. In April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. In April 2010, he was appointed Secretary of the Communist Party Committee of Shanghai SECCO. In June 2010, he was appointed Director of the Company and from June 2010 to December 2017, he was appointed Vice Chairman of the Company (and performed the duties of the Chairman of the Board from 4 December 2017). From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was appointed President of Shanghai SECCO from March 2015 to December 2017. Mr. Wu was appointed as Chairman of Shanghai SECCO in October 2017. Mr. Wu was appointed Deputy Secretary of the Communist Party Committee of the Company in December 2017. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from the China Europe International Business School. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wu (i) does not and did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company and (iii) does not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). Mr. Wu has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Save as disclosed above, the Company is not aware of any information in respect of Mr. Wu that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 21 December 2017

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Director, Chairman, President Wu Haijun Executive Director, Vice Chairman, Vice President Gao Jinping Executive Directors, Vice Presidents Jin Qiang Guo Xiaojun	Non-executive Directors Lei Dianwu Mo Zhenglin Independent Non-executive Directors Zhang Yimin Liu Yunhong Du Weifeng Li Yuanqin
Executive Director, Vice President, Chief Financial Officer Zhou Meiyun

There are 4 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee Director	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee	Strategy Committee
Wu Haijun			M	C
Gao Jinping
Jin Qiang
Guo Xiaojun				M
Zhou Meiyun		M		M
Lei Dianwu				M
Mo Zhenglin				M
Zhang Yimin		C	C
Liu Yunhong	M
Du Weifeng	M	M	M
Li Yuanqin	C			M

Notes:

C	Chairman of the relevant Board committee
M	Member of the relevant Board committee

Shanghai, the PRC, 21 December 2017